PEOPLE'S LIBERATION, INC.
                          150 WEST JEFFERSON BOULEVARD
                          LOS ANGELES, CALIFORNIA 90007

                                 April 18, 2006

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:     Scott Anderegg
               andereggs@sec.gov

         Re:      People's Liberation, Inc.
                  REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-130930)

Ladies and Gentlemen:

         We respectfully request acceleration of the effective date of the Registration Statement on Form SB-2 (File No. 333-130930) relating to the resale of up to 37,211,324 shares of Common Stock, par value $0.001 per share, of People's Liberation, Inc., so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Thursday, April 20, 2006 or as soon thereafter as possible.

         The Company acknowledges that:

                  o should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

                  o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

                  o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                PEOPLE'S LIBERATION, INC.


                                 /S/ DARRYN BARBER
                                --------------------------------------
                                Darryn Barber, Chief Financial Officer

cc:      John J. McIlvery, Esq.